CUSIP No. 208242107	Page 1 of 37

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107	Page 2 of 37

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,292,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,292,920
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,920
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 3 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 136,738
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 136,738

11	Aggregate Amount Beneficially Owned by Each Reporting Person 219,168
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107	Page 4 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 5 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 342,081
	8	Shared Voting Power 0
	9	Sole Dispositive Power 342,081
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 342,081
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 6 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 7 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 8 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 9 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 10 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 11 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 12 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 13 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 234,972
	8	Shared Voting Power 0
	9	Sole Dispositive Power 234,972
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,972
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 14 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 184,634
	8	Shared Voting Power 6,300
	9	Sole Dispositive Power 184,634
	10	Shared Dispositive Power 6,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,934
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 15 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 16 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 430,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 430,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 17 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. and John P. Calhoun Family Trust UID 6-29-2016
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 18 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,679,406
	8	Shared Voting Power 4,476,043
	9	Sole Dispositive Power 1,679,406
	10	Shared Dispositive Power 4,476,043

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,155,449
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.4
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 19 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,914,395
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,914,395

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,914,395
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 20 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet and Warren Stephens Family Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 21 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust Three
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,500,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 22 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Miles A. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 23 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John C. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 24 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura W. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 25 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - WMAS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 26 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - JCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 27 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - LWS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107	Page 28 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 848,704
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 848,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 848,704
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 29 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 848,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 848,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 848,703
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 30 of 37

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 538,357
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 538,357

11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,357
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107	Page 31 of 37

Introductory Statement

This Amendment No. 19 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 19 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons, (xviii) Amendment No. 17 to the statement filed on July 20, 2016 with the Commission by the reporting persons, and (xix) Amendment No. 18 to the statement filed on September 26, 2016 (collectively, the “Prior Filings” and collectively with this Amendment No. 19, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings. This Amendment No. 19 is filed to reflect estate planning transfers undertaken by certain of the reporting persons.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Statement is supplemented by adding the following reporting persons:

WAS Family Trust Three UID 12/28/2018 is an Arkansas trust. Its principal business is holding investments. Its sole trustee is Harriet C. Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Miles A. Stephens WAS Grantor Trust UID 9/30/1987 is an Arkansas trust. Its principal business is holding investments. Its sole trustee is Warren Miles Amerine Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

John C. Stephens WAS Grantor Trust UID 9/30/1987 is an Arkansas trust. Its principal business is holding investments. Its sole trustee is John Calhoun Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Laura W. Stephens WAS Grantor Trust UID 9/30/1987 is an Arkansas trust. Its principal business is holding investments. Its trustees are Harriet C. Stephens and John Calhoun. Its principal address is 111 Center St., Little Rock, AR 72201.

CUSIP No. 208242107	Page 32 of 37

Paula W. & John P. Calhoun Family Trust - WMAS UID 6/29/2016 is an Arkansas trust. Its principal business is holding investments. Its co-trustees are Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Paula W. & John P. Calhoun Family Trust - JCS UID 6/29/2016 is an Arkansas trust. Its principal business is holding investments. Its co-trustees are Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Paula W. & John P. Calhoun Family Trust - LWS UID 6/29/2016 is an Arkansas trust. Its principal business is holding investments. Its co-trustees are Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Warren Miles Amerine Stephens is principally employed as a Senior Vice President with Stephens Inc. and his business address is 111 Center St., Little Rock, AR 72201.

John Calhoun Stephens is principally employed as an Associate Director with Stephens Europe Limited and his business address is 36-38 Cornhill, London, UK.

Laura Whitaker Stephens is employed as a Senior Marketing Communication Manager with Stephens Inc. Stephens Inc.’s principal business address is 111 Center St., Little Rock, AR 72201.

During the last five years, none of the reporting persons added in this amendment have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the individuals listed above in this amendment are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is supplemented by adding the following:

The reporting persons listed in Item 2 of this amendment received shares of the Common Stock from related entities for no consideration.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is supplemented by adding the following: The transfers of Common Stock to the reporting persons added in this amendment were made for estate planning purposes. None of such persons have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

CUSIP No. 208242107	Page 33 of 37

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b)    The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The aggregate number of shares owned by such persons is 6,581,355, representing approximately 20.7% of the outstanding Common Stock.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	1,292,920	4.1	1,292,920	0	1,292,920	0
Stephens Inc.(2)	219,168	0.7	82,430	136,738	82,430	136,738
Warren A. Stephens Grantor Trust	0	0.0	0	0	0	0
Harriet C. Stephens Trust	342,081	0.6	342,081	0	342,081	0
Warren & Harriet Stephens Children’s Trust	0	0.0	0	0	0	0
Warren Miles Amerine Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Warren Miles Amerine Stephens Trust	6,352	0.0	6,352	0	6,352	0
John Calhoun Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
John Calhoun Stephens Trust	6,352	0.0	6,352	0	6,352	0
Laura Whitaker Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Laura Whitaker Stephens Trust	6,352	0.0	6,352	0	6,352	0
Curtis F. Bradbury, Jr.	234,972	0.8	234,972	0	234,972	0
Douglas H. Martin(3)	190,934	0.6	184,634	6,300	184,634	6,300
Warren A. Stephens(4)	6,155,449	19.4	1,679,406	4,476,043	1,679,406	4,476,043
Harriet C. Stephens(5)	2,914,395	9.2%	0	2,914,395	0	2,914,395
WAS Conn’s Annuity Trust One	0	0.0	0	0	0	0
WAS Family Trust One	430,000	1.4	430,000	0	430,000	0
Paula W. and John P. Calhoun Family Trust	0	0.0	0	0	0	0
Harriet and Warren Stephens Family Foundation	11,000	0.0	11,000	0	11,000	0
WAS Family Trust Three	1,500,000	4.7%	1,500,000	0	1,500,000	0
Miles A. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
John C. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
Laura W. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
Paula W. & John P. Calhoun Family Trust - WMAS	113,734	0.4%	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust - JCS	113,734	0.4%	113,734	0	113,734	0

CUSIP No. 208242107	Page 34 of 37

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Paula W. & John P. Calhoun Family Trust - LWS	113,734	0.4%	113,734	0	113,734	0
Warren Miles Amerine Stephens(6)	848,704	2.7%	0	848,704	0	848,704
John Calhoun Stephens(7)	848,703	2.7%	0	848,703	0	848,703
Laura Whitaker Stephens(8)	538,357	1.7%	0	538,357	0	538,357

(1)    Based on 31,727,947 shares of the Common Stock reported by the Issuer as outstanding as of November 27, 2018, as set forth in the Form 10Q filed by the Issuer on December 4, 2018.

(2)    Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 136,738 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.

(3)    Includes 45,171 shares owned by Martin Family 2016 Trust UID 6-14-2016, 40,000 shares owned by Martin Family 2018 Trust, and 35,586 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 800 shares owned by Douglas Martin Custodian for Haven Celeste Martin as to which Mr. Martin has sole voting power and sole dispositive power, and 1,600 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 43,077 shares owned through a Roth IRA account as to which Mr. Martin has sole voting and dispositive power. Also includes 3,100 shares owned by Mr. Martin’s spouse as custodian for a minor child, as to which Mr. Martin may be deemed to have shared voting and dispositive power. Also includes 1,600 shares owned by a charitable foundation of which Mr. Martin is a co-trustee, as to which Mr. Martin has shared voting and dispositive power. Also includes 20,000 shares which Mr. Martin has the right to receive upon the exercise of options, and as to which Mr. Martin would have sole voting power and sole dispositive power.

(4)    Includes 1,292,920 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 136,738 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 285,000 shares owned by Warren A. Stephens Roth IRA. Also includes 342,081 shares owned by Harriet C. Stephens Trust, 430,000 shares owned by WAS Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 1,500,000 shares owned by WAS Family Trust Three, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee of the trusts and as to which Mr. Stephens may be deemed to have shared voting and

CUSIP No. 208242107	Page 35 of 37

dispositive power with Ms. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust, Harriet C. Stephens, Co-Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 68,706 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, as to which Warren Miles Amerine Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Warren Miles Amerine Stephens. Also includes 68,706 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, as to which John C. Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with John C. Stephens. Also includes 68,705 shares owned by Laura Whitaker Stephens Revocable Trust as to which Laura Whitaker Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Laura Whitaker Stephens. Also includes 113,744 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS, as to which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens are co-trustees and as to which Warren Stephens may be deemed to have shared voting and dispositive power with the co-trustees. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation as to which Mr. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens.

(5)    Includes 342,081 shares owned by Harriet C. Stephens Trust, 430,000 shares owned by WAS Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, 1,500,000 shares owned by WAS Family Trust Three, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, for which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation for which Ms. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Mr. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust for which Ms. Stephens is co-trustee and as to which Ms. Stephens has shared voting and dispositive power.

(6)    Includes 68,706 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, for which Warren Miles Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Warren Miles Amerine Stephens has shared voting and dispositive power.

(7)    Includes 68,706 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, for which John Calhoun Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which John Calhoun Stephens has shared voting and dispositive power.

CUSIP No. 208242107	Page 36 of 37

(8)    Includes 68,706 shares owned by Laura Whitaker Stephens Revocable Trust and 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, for which Laura Whitaker Stephens serves as sole trustee and as to which she may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Laura Whitaker Stephens has shared voting and dispositive power.

Item 5(c) of the Statement is supplemented by adding the following: The following transactions in the Common Stock have occurred during the past sixty days:

On December 28, 2018, the Paula W. and John P. Calhoun Family Trust distributed, for no consideration, 113,734 shares of the Common Stock to each of Paula W. and John P. Calhoun Family Trust – WMAS, Paula W. and John P. Calhoun Family Trust – JCS, and Paula W. and John P. Calhoun Family Trust – LWS.

On December 28, 2018, Stephens Investments Holdings LLC transferred, for no consideration, 1,500,000 shares of the Common Stock to Warren A. Stephens Trust. On December 28, 2018, Warren A. Stephens Trust distributed all of such shares, for no consideration, to WAS Family Trust Three.

On December 31, 2018, WAS Grantor Trust distributed, for no consideration, 128,450 shares of the Common Stock to each of Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, and Laura W. Stephens WAS Grantor Trust.

Item 5(e) of the Statement is supplemented by adding the following: Warren A. Stephens Grantor Trust ceased to be the beneficial owner of more than five percent of the Common Stock on December 28, 2018. Warren & Harriet Stephens Children’s Trust ceased to be the beneficial owner of more than five percent of the Common Stock on April 2, 2018. WAS Conns Annuity Trust One Trust ceased to be the beneficial owner of more than five percent of the Common Stock on September 9, 2017. Paula W. and John P. Calhoun Family Trust ceased to be the beneficial owner of more than five percent of the Common Stock on December 28, 2018.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Joint Schedule 13D

Powers of Attorney for WAS Family Trust Three, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, Paula W. & John P. Calhoun Family Trust – LWS, Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens

CUSIP No. 208242107	Page 37 of 37

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2019

Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, WAS Conn’s Annuity Trust One, WAS Family Trust One, Paula W. and John P. Calhoun Family Trust, Warren A. Stephens, Harriet C. Stephens, Harriet and Warren Stephens Family Foundation, WAS Family Trust Three, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, Paula W. & John P. Calhoun Family Trust – LWS, Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens